Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Incorporation

Talkatone, LLC	Delaware
Ooma International Operations, LLC	Delaware
Ooma International Ltd.	United Kingdom
Ooma Australia Pty Ltd.	Australia
Voxter Communications, Inc.	British Columbia, Canada
Broadsmart Global, Inc.	Florida
Ooma Canada, Inc.	British Columbia, Canada
Ooma Ireland Limited	Ireland
Oomazing Telecom	South Africa
Aruba Acquisition Subsidiary Inc.	Delaware
Junction Networks Inc.	Pennsylvania
2600hz, Inc.	Delaware
Desktop Communications, LLC	Delaware
Trunking.IO, LLC FluentStream Corp. FluentStream Intermediate, LLC FluentStream Technologies, LLC Phone.Com, Inc.	Delaware Delaware Delaware Colorado Delaware